UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of  7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,917
	8	SHARED VOTING POWER 8,727,742
	9	SOLE DISPOSITIVE POWER 77,917
	10	SHARED DISPOSITIVE POWER 8,727,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,805,659
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of  7 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,727,742
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,727,742
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,727,742
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of  7 Pages

This Amendment No. 1 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 86,017,304 shares outstanding as reported on the company’s SEC Form 10Q filed on November 1, 2007.

Such percentage figures are calculated on the basis that the Convertible Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior Convertible Notes and Stock Options are not deemed converted or exercised.

		Percent of class
Name	Number of Shares	Outstanding
Baker Bros. Investments, L.P.	144,314	0.2%
Baker Bros. Investments II, L.P.	162,020	0.3%
Baker Biotech Fund I, L.P.	3,193,025	3.7%
Baker Brothers Life Sciences, L.P.	5,007,499	5.8%
14159, L.P.	87,412	0.1%
FBB Associates	33,410	0.0%
Baker/Tisch Investments, L.P.	100,062	0.1%
Julian C. Baker	77,917	0.0%
Total	8,805,659	10.2%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the seventeen days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of  7 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Brothers Investments II, L.P.	11/26/2007	230	Sale	7.9389
Baker Brothers Life Sciences, L.P.	11/26/2007	85,927	Sale	7.9389
Baker Biotech Fund I, L.P.	11/26/2007	15,282	Sale	7.9389
14159, L.P.	11/26/2007	2,715	Sale	7.9389
Baker Brothers Investments II, L.P.	11/27/2007	530	Sale	7.9972
Baker Brothers Life Sciences, L.P.	11/27/2007	198,138	Sale	7.9972
Baker Biotech Fund I, L.P.	11/27/2007	35,237	Sale	7.9972
14159, L.P.	11/28/2007	6,262	Sale	7.9972
Baker Brothers Investments II, L.P.	11/28/2007	342	Sale	8.3963
Baker Brothers Life Sciences, L.P.	11/28/2007	127,875	Sale	8.3963
Baker Biotech Fund I, L.P.	11/28/2007	22,741	Sale	8.3963
14159, L.P.	11/28/2007	4,042	Sale	8.3963
Baker Brothers Investments II, L.P.	11/29/2007	47	Sale	8.5788
Baker Brothers Life Sciences, L.P.	11/29/2007	17,572	Sale	8.5788
Baker Biotech Fund I, L.P.	11/29/2007	3,125	Sale	8.5788
14159, L.P.	11/29/2007	556	Sale	8.5788
Baker Brothers Investments II, L.P.	11/30/2007	147	Sale	8.5909
Baker Brothers Life Sciences, L.P.	11/30/2007	54,899	Sale	8.5909
Baker Biotech Fund I, L.P.	11/30/2007	9,764	Sale	8.5909
14159, L.P.	11/30/2007	1,734	Sale	8.5909
Baker Brothers Investments II, L.P.	12/3/2007	64	Sale	8.9617
Baker Brothers Life Sciences, L.P.	12/3/2007	23,842	Sale	8.9617
Baker Biotech Fund I, L.P.	12/3/2007	4,241	Sale	8.9617
14159, L.P.	12/3/2007	753	Sale	8.9617
Baker Brothers Investments II, L.P.	12/4/2007	153	Sale	8.9818
Baker Brothers Life Sciences, L.P.	12/4/2007	57,303	Sale	8.9818
Baker Biotech Fund I, L.P.	12/4/2007	19,593	Sale	8.9818
Baker/ Tisch Investments, L.P.	12/4/2007	1,139	Sale	8.9818
14159, L.P.	12/4/2007	1,812	Sale	8.9818
Baker Brothers Investments II, L.P.	12/10/2007	296	Sale	9.5443
Baker Brothers Life Sciences, L.P.	12/10/2007	108,461	Sale	9.5443
Baker Biotech Fund I, L.P.	12/10/2007	42,843	Sale	9.5443
Baker/ Tisch Investments, L.P.	12/10/2007	2,265	Sale	9.5443
14159, L.P.	12/10/2007	3,445	Sale	9.5443
Baker Brothers Investments II, L.P.	12/11/2007	240	Sale	9.872
Baker Brothers Life Sciences, L.P.	12/11/2007	87,770	Sale	9.872
Baker Biotech Fund I, L.P.	12/11/2007	34,670	Sale	9.872
Baker/ Tisch Investments, L.P.	12/11/2007	1,832	Sale	9.872
14159, L.P.	12/11/2007	2,788	Sale	9.872
Baker Brothers Investments II, L.P.	12/11/2007	182	Sale	9.8509
Baker Brothers Life Sciences, L.P.	12/11/2007	66,672	Sale	9.8509
Baker Biotech Fund I, L.P.	12/11/2007	26,336	Sale	9.8509
Baker/ Tisch Investments, L.P.	12/11/2007	1,392	Sale	9.8509
14159, L.P.	12/11/2007	2,118	Sale	9.8509
Baker Brothers Investments II, L.P.	12/12/2007	465	Sale	10.3849
Baker Brothers Life Sciences, L.P.	12/12/2007	170,512	Sale	10.3849
Baker Biotech Fund I, L.P.	12/12/2007	67,353	Sale	10.3849
Baker/ Tisch Investments, L.P.	12/12/2007	3,560	Sale	10.3849
14159, L.P.	12/12/2007	5,418	Sale	10.3849

Page 5 of  7 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2007

By: /s/ Julian C. Baker
Julian C. Baker

By: /s/ Felix J. Baker
Felix J. Baker

Page 6 of  7  Pages